SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

IRONCLAD PERFORMANCE WEAR CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

463013102

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463013102

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez, Ronald L. Chez Individually and the Chez Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,535,971
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,535,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,535,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5 regarding calculation of the outstanding shares of the Issuer.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated December 17, 2012; as amended by Amendment No. 1 to Schedule 13D dated as of March 20, 2013; Amendment No. 2 to Schedule 13D dated as of October 30, 2013; Amendment No. 3 to Schedule 13D dated February 11, 2014 and Amendment No. 4 to Schedule 13D dated September 10, 2014 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 5 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

The Reporting Person wrote a letter to the Board of Directors of the Company dated November 30, 2015. A copy of the letter is attached as Annex A to this Amendment No. 5 to Schedule 13D.

Item 5. Interest in Securities of the Issuer: is hereby amended and restated in its entirety as follows:

(a) This statement relates to 7,535,971 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q for the quarterly period ended September 30, 2015, 82,937,309 shares of Common Stock were outstanding as of November 6, 2015. Therefore, the 7,535,971 shares of Common Stock reported on this Schedule 13D represent approximately 9.1% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the 60 days prior to the event necessitating the amendment to this Schedule 13D, the Reporting Person, through his foundation effected, purchased 2,500 shares of the Company’s common stock on November 23, 2015 in an open market transaction.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 30, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

Annex A

November 30, 2015

Board of Directors

Ironclad Performance Wear Corporation

1920 Hutton Court Suite 300

Farmers Branch, TX 75234

Subject: Improving Shareholder Value

Since I last wrote to the Board of Directors of Ironclad in February, 2014, the Company has made changes to its executive management, sales team, procurement and sourcing executives, and has relocated its headquarters location without disruption to customers. It has made a major product innovation with a VIBRAM suite of products which, I am assuming, have great sales potential, and made inroads with new major customers such as W.W. Grainger.

As we have previously discussed, the Board and Ironclad has had time to manage the Company to deliver improved operating performance without distractions. Unfortunately, Ironclad stock continues to underperform. The public markets have essentially ignored its shares. When I first purchased ICPW shares in the fall of 2012, the stock was at $.25 per share. On Friday, November 26, ICPW closed at $.26 per share.

Obviously, shareholders have not been rewarded during the aforementioned period of time. I believe it is time to urgently pursue activities that are directly focused on increasing shareholder value. I have made suggestions to the Company and the Board such as completing a reverse split, uplisting ICPW shares to the NASDAQ, and establishing a stock buyback policy. However, none of these suggestions have been acted upon by the Board of Directors. While much has been said, nothing has been done.

I would like to meet with you, at your earliest convenience, to discuss the company retaining an investment banker to review all strategic alternatives.

As I am the recipient of calls from disgruntled ICPW shareholders, I plan to discuss strategic alternatives with them as well.

I will call you to set a time to meet.

/s/ Ronald L. Chez